UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Gulf Island Fabrication, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

402307 10 2
(CUSIP Number)

Starboard Enterprises, L.L.C.
Attn: Susan Laborde Couvillon
601 Poydras Street, Suite 1726
New Orleans, Louisiana 70130
(504) 523-1445
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402307 10 2

(1)	Names of Reporting Persons	Starboard Enterprises, L.L.C.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)	N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization	Louisiana

Number of Shares Beneficially Owned by Each Reporting Person with

	(7) Sole Voting Power	884,700

	(8) Shared Voting Power	0

	(9) Sole Dispositive Power	884,700

	(10) Shared Dispositive Power	0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	884,700*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11)	6.1%**

(14)	Type of Reporting Person (See Instructions)	OO

* The managers of Starboard Enterprises, L.L.C. are Susan Laborde Couvillon, James Monroe Laborde, John P. Laborde, Stephanie B. Laborde and Jane Laborde Roussel.
** Based on 14,511,978 total shares outstanding as of October 28, 2014 as reported in Gulf Island’s Form 10-Q for the quarter ended September 30, 2014.

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and restates the Schedule 13D filed on January 8, 2002 and amended by Amendment No. 1 dated February 25, 2005, Amendment No. 2 dated March 8, 2005, Amendment No. 3 dated September 29, 2005 and Amendment No. 4 dated November 14, 2005 (as amended, the “Original Schedule 13D” and, together with this Amendment, this “Schedule 13D”) relating to the shares of common stock, no par value per share, of Gulf Island Fabrication, Inc., a Louisiana corporation (“Gulf Island”).

The Original Schedule 13D was filed jointly by Alden J. Laborde and Starboard Enterprises, L.L.C. (“Starboard”).  Mr. A. Laborde was a co-founder of Gulf Island and served on its Board of Directors until his retirement in 2012.  Upon his retirement, Gulf Island’s Board of Directors appointed him director emeritus, a position that he held until his death.

On June 6, 2014, Mr. A. Laborde died and was survived by his five children, Susan Laborde Couvillon, James Monroe Laborde, John P. Laborde, Stephanie B. Laborde and Jane Laborde Roussel.

This Amendment is being filed to, among other things, remove Mr. A. Laborde as a Reporting Person due to his death.

Item 1. Security and Issuer.

This statement relates to the common stock, no par value per share, of Gulf Island.  The address of the principal executive offices of Gulf Island is 16225 Park Ten Place, Suite 280, Houston, Texas  77084.

Item 2. Identity and Background.

(a)           This statement is filed by Starboard.

(b)           The business address of Starboard is 601 Poydras Street, Suite 1726, New Orleans, Louisiana 70130.  The business address of each of the managers of Starboard is as follows:

Susan Laborde Couvillon:  839 State Street, New Orleans, Louisiana 70118
James Monroe Laborde:  3434 Prytania Street, Suite 430, New Orleans, Louisiana 70115
John P. Laborde:  303 Walnut Street, New Orleans, Louisiana 70118
Stephanie B. Laborde:  5518 Moss Side Lane, Baton Rouge, Louisiana 70808
Jane Laborde Roussel:  1 Muirfield Drive, La Place, Louisiana 70068

(c)           Starboard is a privately-held family holding company organized under the laws of Louisiana.  Mr. A. Laborde’s five children are the managers of Starboard (the “Managers”).

Set forth below with respect to each of the Managers is such person’s present principal occupation, and the name, principal business and address of any organization in which such occupation is conducted.

Name	Present Principal Occupation	Name, Principal Business and Address of Organization in Which Occupation is Conducted

Susan Laborde Couvillon	Manager	Starboard Enterprises, L.L.C. privately-held family holding company 601 Poydras Street, Suite 1726, New Orleans, Louisiana 70130

	Director & Treasurer	All Aboard Development Corporation privately-held independent oil and gas exploration and production company 601 Poydras Street, Suite 1726, New Orleans, Louisiana 70130

	Trustee	Almar Foundation charitable foundation 601 Poydras Street, Suite 1726, New Orleans, Louisiana 70130

James Monroe Laborde	Physician	Orthopaedic Associates of New Orleans orthopedic medicine 3434 Prytania Street, Suite 430, New Orleans, Louisiana 70115

John P. Laborde	President and Chief Executive Officer	All Aboard Development Corporation privately-held independent oil and gas exploration and production company 601 Poydras Street, Suite 1726, New Orleans, Louisiana 70130

Stephanie B. Laborde	Attorney	Milling Benson Woodward L.L.P. law firm 445 North Boulevard, Suite 200 Baton Rouge, Louisiana 70802

Jane Laborde Roussel	Private Investor	N/A

John P. Laborde is also the Chairman of the Board of Directors of Gulf Island, which is a fabricator of offshore drilling and production platforms and other specialized structures and is located at 16225 Park Ten Place, Suite 280, Houston, Texas 77084.

(d)           Neither Starboard nor any of the Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)           During the past five years, neither Starboard nor any of the Managers has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in (1) its being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (2) a finding of any violation with respect to such laws.

(f)           Starboard is a limited liability company organized under the laws of the state of Louisiana and each of the Managers is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

As background, Mr. A. Laborde was a founder of Gulf Island.  As such, he had a significant ownership stake in Gulf Island prior to its initial public offering in 1997.  As reported in the Original Schedule 13D, on January 2, 2002, Mr. A. Laborde organized Starboard for purposes of establishing a private holding company for himself, his wife, and their five children in connection with his estate planning and in connection therewith he contributed 1,524,700 shares of Gulf Island common stock to Starboard, which was the substantial majority of his ownership interest in Gulf Island.  Also as reported in the Original Schedule 13D, 600,000 of those shares were transferred from Starboard to The Almar Foundation (the “Foundation”) in 2005.

Currently, Starboard beneficially owns 884,700 shares of Gulf Island common stock, which represents approximately 6.1% of the outstanding shares of Gulf Island common stock. Additionally, All Aboard Development Corporation (“All Aboard”), a privately-held independent oil and gas exploration and production company and another Laborde family company, beneficially owns 20,000 shares of Gulf Island common stock and the Foundation beneficially owns 100,000 shares of Gulf Island common stock.  In addition to being a manager of Starboard, each of the Managers is a trustee of the Foundation and a director of All Aboard.

On June 6, 2014, Mr. A. Laborde died and was survived by the Managers.  Mr. A. Laborde’s estate (the “Estate”) now holds 14,650 shares of Gulf Island common stock which were owned by Mr. A. Laborde at his death, and the Managers are the co-executors of the Estate.  In addition, the Estate holds a 33.93% interest in Starboard and a 49.95% equity interest in Overboard Holdings, L.L.C. (“Overboard”), the parent company of All Aboard.  With respect to Starboard, each of the Managers directly owns a 0.2% interest and the remaining 65.07% interest is owned by various trusts of which the Managers are either both principal and income beneficiaries or are only income beneficiaries with their children as the principal beneficiaries.  With respect to Overboard, the remaining 50.05% equity interest is owned 0.1% by Mr. John P. Laborde and 49.95% by various trusts of which the Managers are either both principal and income beneficiaries or are only income beneficiaries with their children as the principal beneficiaries.

Item 4. Purpose of Transaction.

As of the date of this filing, neither Starboard nor any of the Managers have any plans or proposals that would relate to or would result in any of the actions referred to in items (a) through (j) of Item 4 of Schedule 13D as currently promulgated by the Securities and Exchange Commission (the “SEC”), specifically: (a) the acquisition of securities of Gulf Island or the disposition of securities of Gulf Island; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Gulf Island or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Gulf Island or any of its subsidiaries; (d) any change in the present board of directors or management of Gulf Island, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Gulf Island; (f) any other material change in Gulf Island’s business or corporate structure; (g) changes in Gulf Island’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of Gulf Island by any person; (h) causing any change in the trading market of any class of securities of Gulf Island; (i) a class of equity securities of Gulf Island becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.  Starboard does, however, reserve the right to adopt such plans or proposals in the future subject to compliance with applicable regulatory requirements.

Mr. John P. Laborde is a member of Gulf Island’s board of directors.  In the course of performing his duties for Gulf Island, Mr. John P. Laborde may discuss one or more of the matters enumerated above with the directors of Gulf Island or Gulf Island’s management or may formulate a plan or proposal relating to one or more of the matters enumerated above.

Item 5. Interest in Securities of the Issuer.

The answer to Item 3 of this Schedule 13D is incorporated by reference in partial response to this Item 5.

(a), (b) and (d) As of the date of this filing, Starboard is the beneficial owner of 884,700 shares of Gulf Island common stock, representing 6.1% of the aggregate shares of Gulf Island common stock outstanding.  Starboard, through the Managers, has sole power to vote or to direct the vote and to dispose or to direct the disposition of such shares directly held by Starboard.  Pursuant to Starboard’s organizational documents, the Managers act by majority vote.

Set forth below with respect to each of the Managers is the total number of shares of Gulf Island common stock deemed beneficially owned by such Manager as of the date hereof, the number of such shares as to which such Manager has sole voting and dispositive power, and the number of such shares as to which such Manager has shared voting and dispositive power.  Each such Manager beneficially owns less than 1% of the outstanding shares of Gulf Island common stock. For purposes of the response to this Item 5(a), (b), and (d), beneficial ownership is determined in accordance with Rule 13d-3 of the SEC based on information furnished by each such Manager.

Name	Number of Shares of Common Stock Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares of Common Stock Beneficially Owned with Shared Voting and Dispositive Power (1)		Total Number of Shares of Common Stock Beneficially Owned
Susan Laborde Couvillon	19,900	0		19,900
James Monroe Laborde	4,657	1,232	(2)	5,889
John P. Laborde	12,000	0		12,000
Stephanie B. Laborde	13,436	200	(3)	13,636
Jane Laborde Roussel	22,265	62,600	(4)	84,865

(1)
See notes (2) through (4) below.  Each person identified in notes (2) through (4) below as holding shares of Gulf Island common stock has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares of Gulf Island common stock held by such person, respectively.

(2)	Such shares are held directly by James Monroe Laborde’s wife.

(3)
Of such shares, 80 shares are held by Stephanie B. Laborde’s husband, as sole trustee of a trust for the benefit of two nieces and two nephews and 120 are held directly by a corporation, all the shares of which are owned by Stephanie B. Laborde’s husband.

(4)
Of such shares, 1,000 are held directly by Jane Laborde Roussel’s husband, 21,500 are held directly by a daughter of Jane Laborde Roussel, and 40,100 are held directly by a second daughter of Jane Laborde Roussel.

(c)           No transactions in shares of Gulf Island common stock were transacted by Starboard or any of the Managers during the sixty-day period prior to the date of this filing.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The answer to Item 3 of this Schedule 13D is incorporated by reference in partial response to this Item 5.

The Operating Agreement of Starboard (the “Operating Agreement”) provides that a majority of the Managers may grant a security interest in any of the property of Starboard and vote the interests of Starboard in any other entity.  Thus, a majority of the Managers have the power to grant a security interest in the shares of Gulf Island common stock held by Starboard and to vote such shares on behalf of Starboard.  The Operating Agreement also provides that either a majority of the Managers or all of the members of Starboard may terminate Starboard. Upon liquidation of Starboard, the majority of the Managers will act collectively as the liquidator in disposing of and distributing the assets of Starboard, including the shares of Gulf Island common stock held by Starboard, if any.  The liquidator of Starboard may either distribute the assets of Starboard, including any shares of Gulf Island common stock, to the members of Starboard in kind or sell such assets and distribute in cash the proceeds thereof to the members in accordance with the terms of the Operating Agreement.

There are no other contracts, arrangements, understandings, or relationships to which Starboard or any of the Managers is a party with respect to securities of Gulf Island.

Item 7. Material to Be Filed as Exhibits.

Not applicable.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Starboard Enterprises, L.L.C.

Date: December 11, 2014	By:	/s/ Susan Laborde Couvillon
Susan Laborde Couvillon, Manager